Rule 12g3-2(b)
82-2911

MINUTES OF THE ANNUAL GENERAL MEETING
OF THE SHAREHOLDERS OF
Cadre Resources Ltd. (the "Company")

COPY

held at the offices of **VEC**TOR Corporate Finance Lawyers
1040-999 West Hastings Street, Vancouver, B.C.
on the 13th day of April, 2005
at the hour of 11:00 o'clock in the forenoon, local time

PRESENT:

Authorized Share Capital:	An unlimited number of Common Shares without par value.
Issued and Outstanding Shares as at the record date:	14,526,746
Record Date for Voting:	March 9, 2005
Number of shareholders present	
(a) in person:	1
(b) by proxy:	18
Number of shares represented:	
(a) by shareholders in person:	90,000
(b) by proxy	4,833,249
Total shares represented:	4,923,249



being a quorum of the shareholders of the Company.

With the consent of the Meeting, ON MOTION Graham H. Scott, legal counsel to the Company, took the chair and appointed R. Page Chilcott, the President of the Company, to act as the Recording Secretary of the Meeting. ON MOTION the Chairman then appointed an official of Computershare Trust Company of Canada to act as Scrutineer.

NOTICE OF MEETING

The Chairman tabled the Affidavit of Mailing confirming that the following material:

(a) Notice of Meeting and Information Circular, including Schedule "A", *Statement of Executive Compensation*, Schedule "B", *Charter of the Audit Committee,* and Management's Discussions and Analysis and the audited financial statements for the

period ended October 31, 2004, including the accompanying notes and the auditor's report

(b) Form of Proxy

(c) Return Envelope and

(d) Financial Statement Request Form

had been mailed to of the Company entitled to attend the Meeting and to each director in accordance with the requirements of National Instrument 54-101, *Communication with Beneficial Owners of Securities of a Reporting Issuer*, the By-laws and the *Canada Business Corporations Act.* The Chairman waived the reading of the Notice and stated that the declaration as to mailing would be filed with the minutes of the Meeting.

ADVANCE NOTICE

The Chairman tabled a statement from the Corporation's solicitors that Advance Notice of the Meeting was published in the Globe & Mail on February 25, 2005. He asked that the Recording Secretary file the declaration with the minutes of the Meeting.

SCRUTINEER'S REPORT

The Scrutineer filed a preliminary written report on attendance stating the number of shareholders personally present and the total number of shares represented, whether in person or by proxy. A quorum of the shareholders of the Company being present in person or represented by proxy, the Meeting was declared to be regularly constituted and open for the transaction of business.

RULES RESPECTING VOTING

The Chairman advised that to the best of his belief, the number of votes cast by proxy against each resolution was less than 5% of all votes that might be cast at the Meeting. He further advised that in the event that the number of votes cast by proxy against resolution is more than 5%, he would direct that such matter be conducted by ballot.

MINUTES OF PREVIOUS GENERAL MEETING

The Chairman advised that the last General Meeting of the Company was held on April 14, 2004 and that the minutes of such meeting were filed in the minute book and available for inspection. UPON MOTION IT WAS RESOLVED that the reading of the minutes of the last General Meeting be dispensed with and the minutes taken as read and verified as correct.

REPORT OF DIRECTORS

The President of the Company presented the Directors' Report to Shareholders orally. UPON MOTION IT WAS RESOLVED that the Directors' Report to Shareholders be accepted.

BUSINESS CONTAINED IN THE NOTICE OF MEETING

(a) Financial Statements

The audited financial statements of the Company for the period ended October 31, 2004, including the accompanying notes and the auditor's report, were presented to the Meeting. There were no questions in respect of the financial statements. The audited financial statements for the period ended October 31, 2004, including the accompanying notes and the auditor's report, were therefore declared to be accepted.

(b) Appointment and Remuneration of Auditor

The Chairman asked for a motion from the floor appointing Davidson & Company, as the auditor of the Company to hold office until the close of the next Annual General Meeting and further that the directors be authorized to fix the remuneration to be paid to the auditor. UPON MOTION IT WAS RESOLVED that Davidson & Company be appointed the auditor of the Company to hold office until the close of the next Annual General Meeting. UPON MOTION IT WAS FURTHER RESOLVED that the directors of the Company be authorized to fix the remuneration to be paid to the auditor.

(c) Election of Directors

The Chairman advised that the persons nominated were the present directors of the Company and were management's nominees for re-election, as was stated in the Information Circular mailed to the shareholders.

He asked for any other nominations from the floor and since there were none he declared the nominations closed. The Chairman further advised that five persons were elected or appointed at the last Annual General Meeting and that five persons had been nominated to act as directors for the ensuing year. UPON MOTION IT WAS RESOLVED that the election of five nominees by a single resolution be approved. UPON MOTION IT WAS FURTHER RESOLVED that the following persons be elected directors of the Company for the ensuing year, to hold office until the next Annual General Meeting:

Stanley L. Sandner
David R. Hagler
Marcello M. Viega
R. Page Chilcott
Carlos Bacalao, Römer

OTHER BUSINESS

The Chairman advised that the formal business of the Meeting had now been concluded and asked if there was any other matter a shareholder wished to raise. No other matters were raised by the shareholders present.

TERMINATION

There being no other business, UPON MOTION IT WAS RESOLVED that the Annual General Meeting of the Company be concluded.



(signature)
Graham H. Scott _(Name - please print)_
Chairman of the Meeting



(signature)
R. Page Chilcott _(Name - please print)_
Recording Secretary of the Meeting